Exhibit 99.1

NEWS RELEASE

Birch Mountain Announces Further Private Placement Subscriptions Received
and Warrants Exercised

CALGARY, November 22, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that further to its August 31, 2004 news release, it intends to issue a further 188,886 units ("Units") pursuant to the previously announced private placement, each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant") at a price of $0.60 per Unit for gross proceeds of $113,334. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005.

Birch Mountain is also pleased to announce that 100% of the 1,587,777 warrants exercisable for common shares at a price of $0.50 per share on or before November 13, 2004 were exercised for gross proceeds of $793,888.50.

Proceeds from the issue of Units and exercise of warrants will be used for general corporate purposes principally related to the limestone project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Don Dabbs, Vice President & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com	Equity Communications, LLC Steve Chizzik, Regional Vice President Tel 973.912.0980 Fax 973.912.0973

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.